UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-Q/A

(*MARK ONE*)

[**X**] QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended <u>September 30, 2004</u> or

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____

Commission file number: <u>0-22622</u>



_____
(Exact name of registrant as specified in its charter)

BERMUDA   **98-0170199**
(State or other Jurisdiction of Incorporation or Organization)   (I.R.S. Employer Identification Number)

Cedar House, 41 Cedar Street
Hamilton HM 12, Bermuda
(Address of principal executive offices)

(604) 947-2555
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes [X] No [ ]

The registrant had 90,795,037 shares of common stock outstanding as of September 30, 2004.

CREATOR CAPITAL LIMITED

INDEX

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

CREATOR CAPITAL LIMITED

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Stated in US Dollars)

(<u>Unaudited</u>)

CREATOR CAPITAL LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS
September 30, 2004 and December 31, 2003
(Stated in US Dollars)
(Unaudited)

ASSETS	September 30, 2004	December 31, 2003
Current		
Cash and cash equivalents	$ 45,210	$ 40,817
Accounts and notes receivable	42,970	54,500
Prepaid expenses	2,844	46,167
	91,024	141,484
Equipment	52,862	63,364
Intangible asset	-	115,030
	$ 143,886	$ 319,878
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 3	$ 76,895	$ 229,576
Accrued dividends	1,292,151	1,160,538
Current portion of notes payable	96,322	18,000
	1,465,368	1,408,114
Notes payable	-	66,322
	1,465,368	1,474,436
SHAREHOLDERS' DEFICIENCY		
Class A preferred shares, $0.01 par value		
3,000 shares authorized		
2,237 shares issued (December 31, 2003: 2,237)	22	22
Class B preferred shares, $0.01 par value		
5,000,000 shares authorized		
None issued	-	-
Common shares, $0.01 par value		
100,000,000 shares authorized		
90,795,037 shares issued (December 31, 2003: 90,795,037)	873,027	873,027
Additional paid-in capital	65,405,998	65,405,998
Accumulated deficit	(67,600,529)	(67,433,605)
	(1,321,482)	(1,154,558)
	$ 143,886	$ 319,878

APPROVED ON BEHALF OF THE BOARD:

Deborah Fortescue-Merrin *Anthony P Clements*

Deborah Fortescue-Merrin Anthony P Clements

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended September 30, 2004 and 2003
(Stated in US Dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2004	2003	2004	2003
Revenue	$ 40,000	$ 38,600	$ 114,250	$ 126,060
Operating expenses				
Amortization and depreciation	3,499	1,236	10,502	3,708
Bad debts	49,252	-	35,277	-
Consulting fees – Note 3	10,500	10,500	31,500	31,500
General and administrative	37,615	25,401	95,456	84,048
Legal	-	20,631	9,294	24,827
Marketing	2,313	6,095	3,442	8,083
Sky Play technical support	-	1,504	8,135	8,838
	103,179	65,367	193,606	161,004
	(63,179)	(26,767)	(79,356)	(34,944)
Other				
Write-down of accounts payable	133,333	-	141,370	-
Impairment of intangible assets	(115,030)	-	(115,030)	-
Expense recoveries	-	-	36,649	-
Interest income	48	11	57	157
Net loss	$ (44,828)	$ (26,756)	$ (16,310)	$ (34,787)
Basic and diluted loss per share				
Net loss	$ (44,828)	$ (26,756)	$ (16,310)	$ (34,787)
Preferred stock dividends	(50,756)	(50,756)	(150,614)	(150,614)
Loss to common shareholders	$ (95,584)	$ (77,512)	$ (166,924)	$ (185,401)
Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Weighted average shares outstanding	90,424,191	90,424,191	90,424,191	90,424,191

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended September 30, 2004 and 2003
(Stated in US Dollars)
(<u>Unaudited</u>)

	2004	2003
Operating activities		
Net loss for the period:	$ (16,310)	$ (185,401)
Add items not involving cash		
Amortization and depreciation	10,502	3,708
Write-down of accounts payable	(141,370)	-
Impairment of intangible asset	115,030	-
Changes in non-cash working capital items:		
Accounts receivable	11,530	(6,970)
Prepaid expenses	43,323	(4,901)
Accounts payable	(11,311)	4,386
Accrued dividends payable	131,613	-
Net cash from (used in) operating activities	143,007	(189,178)
Investing activities		
Website	-	(43,143)
Sale of equipment	-	5,724
Net cash used in investing activities	-	(37,419)
Financing activities		
Notes payable	12,000	-
Payment of preferred stock dividends	(150,614)	138,114
Net cash used in financing activities	(138,614)	138,114
Net increase (decrease) in cash	4,393	(88,483)
Cash, beginning of the period	40,817	139,338
Cash, end of the period	$ 45,210	$ 50,855

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
INTERIM CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
for the period January 1, 2002 to September 30, 2004
(Stated in US Dollars)
(<u>Unaudited</u>)

| | Class A Preferred Stock | | Common Stock | | Additional | | |
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2002	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$ (67,134,048)	$ (855,001)
Net loss	-	-	-	-	-	(98,187)	(98,187)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)
Balance, December 31, 2003	2,237	22	90,795,037	873,027	65,405,998	(67,433,605)	(1,154,558)
Net loss	-	-	-	-	-	(16,310)	(16,310)
Preferred stock dividends	-	-	-	-	-	(150,614)	(150,614)
Balance, September 30, 2004	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$ (67,600,529)	$ (1,321,482)

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

The accompanying unaudited interim financial statements have been prepared by Creator Capital Limited (the "Company") pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these financial statements have been included. Such adjustments consist of normal recurring adjustments. These interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2003.

The results of operations for the nine months ended September 30, 2004 are not indicative of the results that may be expected for the full year.

Note 2 Nature and Continuance of Operations

The Company is a Bermuda exempted company which, in June 1997, changed its name from Sky Games International Ltd. ("SGI") to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.

The Company's activities have been focused on providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers. Gaming software was marketed using the name Sky Games ™ and the entertainment software is marketed using the name Sky Play. The Company has also developed a marketing Internet website for the purpose of international sales of tickets in the People's Republic of China' soccer betting lottery.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next twelve months. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At September 30, 2004, the Company had not yet achieved profitable operations, has accumulated losses of $67,600,529 since its inception, and has a working capital deficiency of $1,374,344 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 3   Related Party Transactions

During the three and nine-months ended September 30, 2004, the Company paid $10,500 and $31,500 respectively (September 30, 2003: $10,500 and $31,500) for consulting services to a company controlled by the President of the Company. These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable at September 30, 2004 is $14,863 (December 31, 2003: $12,188) due to a company controlled by the President of the Company. The amounts due represents unpaid consulting fees and expense reimbursements.   These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

Note 4   Stock Options

A summary of the Company's stock option activity and related information follows:

| | Nine months ended September 30, | | | |
| | 2004 | | 2003 | |
	# Options	Weighted Average Exercise Price	# Options	Weighted Average Exercise Price
Outstanding at beginning of year	950,000	$0.50	1,000,000	$0.49
Expired	-	-	50,000	$0.35
Outstanding and exercisable at end of the year	950,000	$0.50	950,000	$0.50
Weighted average fair value of options granted during the period		$ -		$ -

Exercise prices for stock options outstanding at September 30, 2004, ranged from $0.14 to $4.13. The weighted average remaining life of the outstanding stock options is approximately 3 years.

The fair value of the share purchase options at the date of the grant was determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	0.0%
Risk-free interest rate	1.5% to 3%
Weighted average expected term in years	4 years

Note 5   Economic Dependence

During the three and nine months ended September 30, 2004, three customers accounted for 35.1%, 33.8% and 31.1% and 36.9%, 29.6% and 32.8%, respectively, of total sales. During the three and nine months ended September 30, 2003, four customers accounted for 32.3%, 14.8% , 27.1% and 25.8%, and 33.0%, 19.3%, 21.3% and 26.4% respectively of total sales.

Item 2:   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Overview

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), is a Bermuda exempted company, which was incorporated on January 28, 1981. The Company's activities had been focused on providing inflight gaming software and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.

On January 13, 1998, the Company completed the acquisition of all of the outstanding stock of Inflight Interactive Limited ("IIL") in exchange for 500,000 shares of the Company's Common Stock. IIL is a U.K. developer and provider of amusement games to the airline industry. CCL currently operates the "IIL" games under the name Sky Play. As of September 30, 2003, Sky Play games are currently installed and operating on Air China, Cathay Pacific, Emirates Air, Japan Air Lines, and Sri Lankan Airways.

On November 12, 1998, the Company announced that it had been unable to attract the additional capital necessary for continued development of its Sky Games inflight gaming business and that it had discontinued all operations associated with the Sky Games product line. The Company stated that it would refocus its business efforts to concentrate exclusively on its non-gaming inflight Sky Play PC games, customers and business. All employees were terminated as of November 13, 1998. Those former employees retained on a part-time contract basis to assist with the management of Sky Play are no longer so retained. Two former employees, through their corporate entity, have been formally contracted to attend to the Sky Play business. The discontinuation of the Sky Games business has not had an adverse impact on the Sky Play business.

As of December 31, 1998, IEL had a contract to provide its gaming software to Singapore Airlines, ("SIA"), which has various termination provisions. On March 22, 1999, SIA notified the Company that it was exercising its termination rights under the contract. The contract with Singapore Airlines was the Company's only contract to provide its gaming software to an airline. Gaming is prohibited on the aircraft of U.S. commercial air carriers and on all flights to and from the United States. Other countries may introduce similar prohibitions, which could limit the prospects for additional contracts.

At the Annual General Meeting of shareholders held on September 19, 2000, shareholders voted in favour of the following resolutions: (i) change the name of the Company to "Creator Capital Limited" ("CCL"); (ii) increase the Company's authorized shares to 105,003,000 and its authorized share capital to US$1,050,030.00;   (iii) give the Board of Directors the discretion to effect a consolidation of the Company's authorized share capital and outstanding shares by up to 10 to 1 (which would decrease the authorized shares and authorized share capital and increase the par value of its shares by the selected ratio), and, also in its discretion, subsequently to decrease the par value of the Company's Common Stock to $.001 per share and increase the Company's authorized shares to 105,003,000.

On September 22, 2001, the Company entered into an Investment agreement with Trade Watch Consultants Ltd. ("Trade Watch")(formerly Asset China Investments Ltd.). Trade Watch holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd. Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in Guangzhou City, Guangdong Province, People's Republic of China. In exchange for 1,500,000 shares of the Company's Common Stock, and an investment of up to HK$1,500.000 (US$ 180,050.00), the Company receives 80% of the proceeds of the business profits generated from Asset China's sports betting and lottery assets. To date, the Company has forwarded HK$900,000.00 (US$108,030.00).

On November 1, 2001, the Company entered into an Investment agreement with Lee John Associates ("Lee John"). Lee John is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, Peoples' Republic of China. In exchange for

500,000 shares of the Company's common stock, the Company shall receive 80% of the proceeds of the business profits generated from Lee John's Lottery businesses. As at September 30, 2003, no earnings have been recorded as this project remains in initial stages of operation and no profits yet earned.

CCL's principal activities through December 31, 2000, consisted of simplifying, and redesigning the Sky Games inflight gaming software and marketing and supporting the Sky Play PC amusement game software. CCL continues to provide its amusement game software to Air China, American Airlines, Cathay Pacific Airways, Continental, EgyptAir, Japan Air Lines, Lauda Air, and Malaysia Airlines.. Emirates Air was added as a client in 2000, while Virgin Atlantic ceased to be a client. CCL's Sky Play revenues increased from US$507,000 during 1999 to US$537,000 during 2000.

CCL's principal activities through December 31, 2001 consisted of: 1) assessing and analyzing the status of the Sky Games Inflight gaming software and the Sky Play business following the departure of eFlyte, LLC as the operational managers and technical support of business: 2) the ongoing management and support of the Sky Play business, and 3) the due diligence for and investment in the China Soccer Betting Lottery Project.   CCL's Sky Play revenues increased from US$537,000 during 2000 to US$561,030.

As of December 31, 2001, both Egypt Air and Lauda Air ceased to be clients due to budgetary constraints.

CCL's principal activities through December 31, 2002 consisted of the development of the China Lotteries website. Several challenging factors were addressed: the overall look and format of the site; the various ordering processes and technicalities involved; the timely collection of games results, and lottery winners for posting on the site; the written Chinese language interpretations; the internet registrations, URL addresses and language interpretations; the international payment processing providers; and the marketing of the website internationally.

As at December 2002, American Airlines suspended use of the Sky Play games. Those aircraft installed with the Matsushita 2000 IFE systems were redeployed to short haul Caribbean routes due to a budgetary realignment of the fleet. Malaysia Airlines ceased to be a client as they terminated their agreement with their contracted IFE Inflight content provider who was providing them with CCL Sky Play games. Continental Airlines also ceased to be a client at the end of the second quarter of 2002.

On September 1, 2003, CCL amended its two agreements pertaining to the Chinese Lottery Project. To date, CCL has not yet received any funds under the agreements with Trade Watch Consultants Ltd ("TWC") and Lee John Associates ("LJA"). At this stage, it appears to be highly unlikely that any funds will be forthcoming to CCL in the future. Therefore, upon detailed re-evaluation and analysis all parties mutually agreed to amend the original agreements.

The original agreement with TWC required a total investment of US$180,050.00 (HK$1,500,000) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115,000.00, but has not issued any common shares.   Under a separate agreement between TWC and Beacon Hill Enterprises Ltd. ("BHE"), TWC's 70% ownership in Beacon Hill has been reduced to 49% (due to the partial completion of the original funding of US$180,050.00). It is through this investment with BHE, that TWE is able to market the Chinese Soccer Betting Lottery Tickets through the Internet Website (once the website is market functional).

The original agreement with LJA required CCL to issue 500,000 CCL common shares in exchange for 80% of LJA's business profits generated from its seven sales locations within Guangdong Province, in the People's Republic of China. To date, CCL has not received any funds from LJA, nor has CCL issued the 500,000 common shares.

As of August, 2003, CCL had not yet received any funds under the agreements with TWC and LJA. Therefore, upon detailed re-evaluation and analysis all parties mutually agreed to amend the original agreements. On September 1, 2003, CCL amended these two agreements as described below:

The Original agreement with TWC required a total investment of US$180,050.00 (HK$1,500,000) and the issuance of 1,500,000 C CL common shares to TWC. To date, CCL has funded US$115,030.00, but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. ("BHE") agreed that TWC's 70% ownership in Beacon Hill would be reduced to 49% (due to the partial completion of the original funding of US$180,050.00). The agreement was then finalized as a Licensing arrangement, whereby the US$115,030.00 advanced was deemed to be a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com. The 1,500,000 CCL common shares will not be issued as a part of the amended arrangement.

The original agreement with LJA required CCL to issue 500,000 CCL common shares in exchange for 80% of LJA's business profits generated from its seven sales locations within Guangdong Province in the People's Republic of China. As of September 1, 2003, CCL had not received any funds from LJA, nor had CCL issued the 500,000 common shares. This agreement was cancelled on September 1, 2003.

As of December 31, 2003,. CCL has completed the development of the website (www.worldwidelotteries-china.com) which is directed towards the international marketing and sales of the Soccer Betting Lottery. During the 3rd Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider. Subsequently, the provided was unable to provide the required services due to an internal issue. In the 4th Quarter 2003, agreement was reached with NEteller to provide payment processing services.

On September 19, 2003, CCL's wholly owned subsidiary, Trade Watch Consultants Ltd. ("TWC") of the British Virgin Islands, entered into a Licensing Agreement with Action Poker Gaming Inc. ("APG"), a wholly owned subsidiary of Las Vegas From Home.com Entertainment. The agreement provides for the development and operation of various multi-player poker games, which include but are not limited to, Chinese Poker, Big2, Texas Hold'em, Seven Card Stud, Seven Card Hi/Lo, Five Card Stud, Omaha, Omaha Hi/Lo, Single Table Texas Hold'em Tournaments etc. This gaming destination may be accessed through TWC's www.worldwidegaming-asia.com. A percentage of gaming revenue realized from the website is payable to Action Poker Gaming Inc. on a monthly basis. Whereas APG has not effected steps to activate the services under this Agreement, CCL has deemed the Agreement in default and has withdrawn.

Through to June 30, 2004, CCL's principal activities have continued to focus on those outlined for December 31, 2001; 1) the continued assessment on of the Sky Games Inflight Gaming Software. 2) the ongoing management and support of the Sky Play business, despite the worldwide airline economic downturn. CCL's Sky Play revenues have decreased from US$561,000 for 2001 to US$326,162 for 2002. 3) final development and testing of www.worldwidelotteries-china.com to resell tickets for the China Soccer Betting Lottery.

During July, 2004 Air China informed the Company it is replacing the SkyPlay games with those provided by the manufacturer of the upgraded IFE systems they are installing on their fleet.

As of September 30, 2004, CCL was unable to appoint a new Chinese Agent for the WorldWide Lotteries. This resulted in the lapsing of the licensing agreement. The license fee paid was written off. The online purchasing and processing software developed could be integrated into the future applications of Sky Games.

Results of Operations

Nine Months Ended September 30, 2004 and 2003

Being unable to appoint a replacement Chinese Agent for the WorldWide Lotteries, the license fee paid of $115,030 has been written off.

The Prepaid Asset with Virgin Atlantic has been written down due to its age and probability of realizing its face value.

The payable booked for a previous management member of $133,333 was written off during the period.

Revenue consists of fees generated from the rental of the Sky Play PC based amusement games to the Airline Industry. They are utilized by airline clients to provide in-flight entertainment on their airlines. Operations revenue for the nine months ended September 30, 2004 was $114,250 compared to $126,060 for September 30, 2004.

General and administrative expense was $84,046 in the 2003 period and 95,456 in the 2004 period.

Consulting and contract labor expenses remained at $31,500.

Product marketing decreased from $8,083 to $3,442 for the 2004 period.

During the Period $9,294 was expended on Legal Fees relating to general corporate affairs. The $24,827 expended in the 2003 Period related to legal fees incurred during the arbitration process.

Depreciation and amortization expenses increased from $3,708 to $10,502.

Net loss before preferred stock dividends of $16,310 for the nine months ended September 30, 2004 compared to a net loss of $34,787 for the nine months ended September 30, 2003 reflects the legal expenses recoveries.

Liquidity and Capital Resources

At September 30, 2004, the Company had a working capital deficit of $1,374,344. The accruing preferred share dividends payable contributed substantially to this deficit. The Company had negative cash flow from operations during the nine months ended September 30, 2004. It has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares. The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best efforts deferred payment plan on these obligations.

Forward-Looking Information

This Form 10-Q contains forward-looking statements that include among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts. These statements reflect the Company's views with respect to such matters. Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

Item 3:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency & Market Risk, as Referenced in the United States Securities & Exchange Commission's Regulation 229.305:

The Company's cash assets are maintained in U.S. dollars. Transactions in foreign currencies resulting in the foreign exchange are recorded in the equivalent U.S. dollars at the time of the exchange. Foreign expenses U.S. dollar value are subject to the changes in the International Currency Market. All revenues are invoiced, received and maintained in U.S. dollars. Any foreign currency assets and liabilities are translated into their U.S. dollar equivalent prevailing at each quarter end. Revenues and expenses are translated at the average of the exchange rate prevailing at the date of exchanges, on a monthly basis.

The Company does not hold any long term money market instruments that are subject to interest rate variations.

Item 4: CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Our principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c)) as of a date within 90 days prior to the filing of this Quarterly Report on Form 10-Q/A, have concluded that our disclosure controls and procedures are adequate and effective for the purposes set forth in the definition in Exchange Act rules.

(b) Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation.

(c) Reviewed Financial Statements

The financial statements included herein, have been reviewed by an Auditing Firm registered with the PCAOB of the United States.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

CREATOR CAPITAL LIMITED

Dated: April 12, 2006

By: *Deborah Fortescue-Merrin*

_____
Deborah Fortescue-Merrin
Chairman and President

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES AND ON THE DATES INDICATED.

SIGNATURE	TITLE	DATE
/s/ *Anthony P. Clements* Anthony P. Clements	Director	April 12, 2006
/s/ *Alexander Downie* Alexander Downie	President, C.E.O., & Director	April 12, 2006
/s/ *Deborah Fortescue-Merrin* Deborah Fortescue-Merrin	Chairman & Director	April 12, 2006
/s/ *Anastasia Kostoff-Mann* Anastasia Kostoff-Mann	Vice President and Director	April 12, 2006

CERTIFICATION

I, Deborah Fortescue-Merrin, certify that:

1.   I have reviewed this quarterly report on Form 10-Q of Creator Capital Limited;

2.   Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.   Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.   The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

      c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.   The registrant's other certifying officers and I have indicated in this quarterly report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 12, 2006

/s/   *Deborah Fortescue-Merrin*
Deborah Fortescue-Merrin
Chairman & Director

Item 6.(a)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of *Creator Capital Limited* (the "Company") on Form 10-Q for the period ending *September 30, 2004*, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, *Deborah Fortescue-Merrin*, Chairman of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ *Deborah Fortescue-Merrin*

Deborah Fortescue-Merrin
Chairman
April 12, 2006